November 16, 2021	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com
VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Global Crossing Airlines Group Inc.

Partial Response to Letter of October 29, 2021

CIK No. 0001846084

Dear Ms. Majmudar:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company”), this letter sets forth a partial response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Staff’s Letter”) dated October 29, 2021, to Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (CIK No. 0001846084) (the “Registration Statement”). The Registration Statement was filed with the Commission on October 13, 2021. To expedite resolution of the Staff’s comments, the Company is filing this partial response to the Staff’s Letter. For your convenience, the Staff’s comment to which we are responding has been set forth below in its entirety, with the Company’s response to this comment set out immediately beneath it in bold face type.

General

5. We note that your forum selection provision in Article IX of your amended and restated bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” subject to certain exceptions. Please describe your exclusive forum provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to include risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

Anuja A. Majmudar

United States Securities and Exchange Commission

November 16, 2021

Response: The Company will amend its Bylaws (the “Amended Bylaws”) to provide that the exclusive forum selection provision in Article IX thereof is as follows:

“Other than claims asserted under (a) the exclusive federal court jurisdiction created by the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or (b) the concurrent federal and state court jurisdiction created by the Securities Act of 1933, as amended, and the rules and regulations thereunder, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or based upon a breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or the Certificate of Incorporation or these Bylaws (as either may be amended and/or restated from time to time or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware), or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, that, in the case of each of the foregoing clauses (i) through (iv), if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware, or if no state court has jurisdiction, the federal district court for the District of Delaware. To the fullest extent permitted by law, any person purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consent to the provisions of this Article IX.”

These Amended Bylaws will be filed as an exhibit to Amendment No. 6 to Company’s Registration Statement on Form S-1 (“Amendment No. 6”). The Company has also included additional disclosure in Amendment No. 6 to provide a description of the revised forum selection provisions.

Anuja A. Majmudar

United States Securities and Exchange Commission

November 16, 2021

Thank you for your prompt attention to the Company’s partial response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Laura Nicholson, Esq., U.S. Securities and Exchange Commission

John Cannarella, Esq., U.S. Securities and Exchange Commission

Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.

Jahan Islami, Esq., Cozen O’Connor